UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Rosetta Genomics Ltd.

On March 16, 2017, Rosetta Genomics Ltd. (“Rosetta” or the “Company”) held an Extraordinary General Meeting of Shareholders (the “Meeting”). The proxy statement for the Meeting (the “Proxy Statement”) was filed by the Company with the Securities and Exchange Commission as an exhibit to its Report on Form 6-K on February 3, 2017. Of the 22,417,444 ordinary shares issued and outstanding and eligible to vote as of the record date of February 8, 2017, a quorum of 13,855,387 (61.81%) of the eligible shares, was present in person or represented by proxy. The following actions were taken at the meeting:

1.	Approval of the consolidation of the Company’s Ordinary Shares into a smaller number of shares with a greater nominal (par) value per share at a ratio of 12:1 so that every 12 shares of NIS 0.6 nominal (par) value shall be consolidated into 1 share of NIS 7.2 nominal (par) value and the corresponding amendment to the Company’s articles of association (the “Articles”), as described in the Proxy Statement (the “Reverse Split”).

FOR	AGAINST	ABSTAIN
8,899,180	4,663,896	292,310

2.	Approval of an increase of the Company’s registered (authorized) share capital and the corresponding amendment to the Articles, as described in the Proxy Statement.

FOR	AGAINST	ABSTAIN
8,447,369	4,734,738	336,653

A copy of the press release, dated March 16, 2016, announcing the effectiveness of the Reverse Split is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

 The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-163063, 333-171203, 333-172655, 333-177670, 333-185338, 333-207697, 333-210366 and 333-214981

Exhibits

Exhibit
Number	Description of Exhibit
1.1	Amended and Restated Articles of Association, as amended.

99.1	Press release dated March 16, 2017.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: March 16, 2017	By:	/s/ Ron Kalfus
Chief Financial Officer